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# Ivory Clasp

Fashion handbags at a fraction of the cost delivered to your door

CONSUMER GOODS    LIFESTYLE    E-COMMERCE    RETAIL    APPAREL    FASHION    SUBSCRIPTION

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# Highlights

- Delivering in-season, on trend handbags to customers for a fraction of the cost of retail value.

- Helping brands maintain their MSRP and brand integrity and move unsold and excess product- even before the season ends!

- $70k+ a month in revenue the past 3 months

- A $12B market opportunity

- Profit margins average 45% across all subscriptions

- An in house design team that creates handbags for 3 separate handbag lines

# What customers want



**01** Personalization

**02** Convenience

**03** Value

Customers want on trend, in-season, luxurious handbags, but can't always afford the premium.

# The solution



At Ivory Clasp we deliver stylish handbags at a fraction of the cost of retail.  We provide personalized style, direct to their door while maintaining the added element of surprise and delight each time a customer receives their bag. Fashion is a luxury to most and we strive to give our customers that experience of luxury for less.

Because of our unique partnerships with well known brands, we are able to provide our customers the experience of  luxury product that is in-season and still marketed at full price but at the exclusive Ivory Clasp price of $49 a month. Retail value of the full price bags range from $79-$230 so this is an incredible value and service to the customer.

# How it works


Sprint
3:36 PM
Ivory Clasp - Style_Quiz_3
Take our style Quiz!
What is your email?
Don't worry - we'll never spam you!
email goes here

## STYLE QUIZ

Customers take a simple style quiz so we can create their style profile. We track bag shapes, trends, embellishments, colors, materials that they like (or don't like!) so we can be sure to match them with a bag they love.

## PERSONAL STYLIST

Personal stylists hand select a bag based ontheir profile and previous shipments. We also track any returns or feedback they have given to customer service via surveys.





## STYLE DELIVERED

Handbags are delivered directly to their door and customers are surprised and delighted monthly (or quarterly).With free shipping and free returns they feel confident in their purchase.

## IN STYLE

Ivory Clasp customers rock their bags proudly! Our customers (aka Claspians) are a community and are always sharing their bag love on social and wherever they can.



# Our handbag partners

We have developed unique partnerships with many well known fashion brands allowing us to offer their handbags at our exclusive price. Partnering with us provides multiple benefits to the brands beyond simply a sale.  Examples include:

- Allowing brands a way to test out new styles

- Move inventory that is not selling or was 'over-bought'

- Fill gaps left from failing big brick and morter businesses

- Drive down cost of overall orders (tacking on to production orders)

 Overwhelmingly, the number one reason brands look to partnering with us is that we are **NOT** a discount store that will not cheapen their brand.

# House brands

    

We have our own in house design team that creates handbags for 3 separate handbag lines called A.V.I. Collection, With 212 and Republic of Aces. Currently sold through their respective websites, these brands will soon be sold at multiple other retailers. We also move these brands through Ivory Clasp and, in fact,  some of the most loved and requested handbags have come from our in house team! Because of this we are able to design bags we know our customers will adore, and are able to hit fantastic margins as we do not have to pay the mark-up required when purchasing from outside brands.

   

# Our subscribers love us!

# "

# LOVED
## THE PURSE

— Jennifer Baker

"

## LOVE THE BRAND
## LOVE THE COLOR!
## AWESOME JOB!

— Bri Smith

## THE BAG IS
## GORGEOUS!!!!!
## I LOVE THE BAG

— Jennifer Crane

"

## ANYONE THAT KNOWS ME KNOWS
## I DON'T PROMOTE ANYTHING UNLESS
## I 100% BELIEVE IN IT AND TRUST IT



— Tamra Judge

"

## Handbag community


ivoryclasp
109 likes
ivoryclasp That bag's on point but also dying over @lienjae's shoe collection Same?
#ivoryclasp #claspian #shoeaddict #shoecloset
ivoryclasp
107 likes
ivoryclasp White and Beige is trending and @thebrunettesdiary is slaying it! Swing on over and take our style quiz at ivoryclasp.com! We will set you
ivoryclasp
118 likes
ivoryclasp @lienjae is looking fab with her purse from our subscription service #ivoryclasp
#gorgeous #designerhandbag #fashiontrends

We love to engage with our customers and encourage them to post their #ivoryclasp style. But it became so much more, and after watching this community of positive, stylish handbags lovers blossom we knew we needed to create them a place of their own. So we launched Bagaholics as a handbag Facebook community for our highly engaged customers. This allows us to foster a community which highlights the need for many handbags through peer-validation as well as allows users to buy/trade/sell their Ivory Clasp (and other) handbags.

# Our unique model

Our business model is simple and proven to work:

- We drive revenue through monthly and quarterly subscriptions, both priced at $49, depending on what the customer selects
- We acquire handbags for our customers by buying them from trusted, well-known brands and by creating them using our in-house handbag development

team.

- Our profit margins average 45% across all of our subscriptions

- The handbag market is a $12B industry that will continue to grow

# Ivory Clasp is the first handbag solution to truly capture the three most important aspects of the market: Trendy/In-Season, Affordable, and Quality/Brand Name.

We're simultaneously a discounter that can supply full-price and in season bags, and a full priced retail shop that can operate/sell to the mass market. TJX is currently soaring at $45b market cap, while Macy's is nosediving ($7b). We're the best of both worlds.


LE TOTE
Trendy/
In Season
JUSTFAB
Affordable
ivory
clasp
MICHAEL KORS
T.J.maxx
Quality/
Brand Name
BAG BORROW OR STEAL
BORROW, COLLECT, & SHARE LUXURY.

# Why invest in Ivory Clasp?

# 88k+

**STYLE QUIZZES TAKEN**

# 3k+

**ACTIVE SUBSCRIBERS**

# 3k+

**HANDBAG INDUSTRY**

# 12%+

**PERCENTAGE OF RETURNS**

# $93

**AVERAGE REVENUE PER CUSTOMER**

# 35k+*

**SOCIAL MEDIA**

*percent of total returns based on product styling.
*total combined for instagram, facebook, and twitter.

- **Innovation** - We deliver in-season, on trend handbags to our customers for a fraction of the cost of retail value.

- **Value** - We help brands maintain their MSRP and brand integrity and move unsold and excess product- even before the season ends!

- **Market Growth** - Discounters (like TJ Maxx, Ross and Nordstrom Rack) are the only growing outlets in the dying brick and mortar retail industry. We leverage their market/business model while doing the one thing they can't do- selling in season product that is still 'fashionable' and 'full price'.

- **Choice** - We give consumers 'broad choice' (style) vs. forcing 'specific choice' wherein they have to decide between two similar bags at a store (or other subscription company).

- **Revenue** - We have done $70k+ a month in revenue the past 3 months.

- **Handbag Market** - Handbags are a $12B market opportunity often overlooked for other accessory markets like shoes.

- **Millennial** - We are a millennial focused brand with a younger demographic, and ability to leverage social media/ online presence to attract users.

- **Simplicity** - Users get to keep the handbags with no additional or hidden costs.

- **Profitability** - We make a fixed amount on every user, every month - so we can be more accurate when predicting LTV.

- **Price tag** - By masking what brand/product we carry at any time, customers receive product that has never been discounted (and brands get to sell the product without having to sell it off-price). So no more 'cheap feelings' one gets when shopping at a discounter.

- **Scale** - Ability to expand proven model into other verticals

# Financial path to success

Right now we're profitable on every unit we send out and our churn and customer acquisition costs metrics are 11% and $25 over the past 3 months) with an LTV (life-time-value) of $93. We can sustain the business, but wish to raise capital to increase Advertising spend and the rate of new customer acquisition. This allows us to show growth and (a) raise a larger venture backed round and (b) take over a segment of the market. Using our ability to A/B test product we intend to take  our learnings to the market and produce data-driven bags based on what people want. We also intend to scale into different verticals leveraging our understanding of single-product subscription boxes.

## Benefits of scale

- Allows for wider assortment and more targeted styling

- Able to hit MOQ with more suppliers

- Better margins for product, shipping and boxes.



July 2017 - 2,910 users

January 2017 - 1,545 users

July 2016 - 70 users

# Current partners

We're excited to work with companies who continue to push the needle and provide irresistible consumer experiences. We love introducing students to our awesome partner brands!

  

    

   

## Press

   

   

# Next steps

IVORY CLASP

*Short term (3 months)*

Improve Style Quiz

- Make it faster and more efficient

Automate Styling

1. Decrease time it takes for our personal stylist to choose a bag for a user (and therefore reducing shipping time as well)

2. Data driven decisions allow for more accurate styling

Quarterly Subscription

- Introduce quarterly to capture larger and new market

- Paid Advertising with a focus on Quarterly to grow retention.
  - Move beyond Facebook and Instagram and expand into Pinterest, Direct Mailers,  Influencer outreach, Email Marketing, Retargeting and Insert Swaps.

*Interim term (3-9 months)*

Higher-end Tier

- 60% of cancelled users say they would re-subscribe for a higher-end quarterly subscription. Begin work on new tier to be $135/a season carrying leather-only brands like: Sam Edelman, Perlina, Botkier, Frye, Cole Haan, Michael Kors, Coach, Kooba, Rebecca Minkoff, Ted Baker, Juicy Couture (leather), Tommy Bahama.

Faster Shipping Times

- Additional East Coast/Midwest distribution center (aka 'warehouse' or 'fulfillment center') to save money on zoning (how much you pay on shipping that is related to how far the package has to travel).

# Bigger vision

*Long term (1 year +)*

- Launch mini-style quizzes each month allowing customers choose to a specific type of bag one month and another a different month (A beach tote this month and a new small black branded clutch the next).

New App

- Gamification of the style quizes via a mobile app. Allows us to:
    - Provide more accurate styling;
    - Send GWP's that they value; and
    - Provide 'discounts' on products they liked via affiliate networks.

New Perks/Upsells

- Via affiliate (or in-house) give discounts on shoes that match their handbag and
- Upsell makeup or nail product that matches their handbag

VIP STATUS

- Develop a loyalty program where High LTV users will be able to earn points the longer they subscribe that can be redeemed for discounts, exclusive GWP's, early access to flash sales, faster ship times, unique upsells and more.

Full Price Handbag Shop

- Become the handbag obsessed's one stop destination by also selling handbags from a variety of brands at full price.

- Allows for better margin and ability to select their own bag for those who don't want the element of surprise.

Vertical Expansion

- Expand single subscription purse model to jewelry (already in progress) shoes, apparel, sunglasses/accessories, luggage, scent.

Combine Verticals

- Allow customers to choose which product category they want each month, like a modern Sears Catalogue or TJ MAXX/Ross/Marshalls competitor. They can choose a new handbag one month, a bathing suit the next, a new kitchen accessory the following month, and yoga pants the following one still while maintaining a single CPA and significantly increased LTV, as well as substantially increased retention

# PRIVATE LABEL EXPANSION

- Utilizing our data driven design approach we will continue to expand our private Label Brands With212, Republic of Aces, and A.V.I. with national distribution. In addition, we will relaunch Maison Du Sac Paris, a brand with previous broad success.

*Interim term (3-9 months)*

Expanded Private Label Brand Product

- Expand our strongest selling brands into different verticals like shoes, athleisure, jewelry and apparel (depending on the brand).

Pop-Up Shops

- Utilizing a partnership with Westfield we plan to test small pop-up shops to test product styles and the viability of brands while driving brand awareness and sales.

Licensing

- Work with up and coming brands and influencers to launch private label products. We handle design/manufacturing (with ability to ship to our subscribers free-of-royalty) and take a commission on all products they sell.

*Long term (1 year +)*

- Build our best preforming private label brands into lifestyle brands representing their respective customer base.
    - With212- Handbags, Fashion Jewelry (Q1-2018 tbd), Footwear (Q3-2018)
    - Republic of Aces- Handbags, Fashion Jewelry (Q1- 2018 tbd), Outerwear (Q3- 2018), Mens bags (Q3-2018)
    - AVI- Handbags, Fashion Jewelry (Q2-2018 tbd), Apparel (Q3- 2018 tbd)
    - Maison du Sac Paris- Handbags *plan to bring into leather/contemporary price point (Q2 /Q3- 2018 tbd)*

# From our founders



"As I started to become fully immersed in the fashion industry, I started to quickly become passionate of the idea of what it is consumers want and why is it that they want this specific product and style."

"One of the most exciting things about Ivory Clasp is that customers love us! We are seeing incredible traction. What this tells us is that not only are we on to something with handbags, but we're on to something in the more broad look of how business models and subscription businesses should look in the 21st century."

- Sean Rimokh

 "**Ivory Clasp is addressing two problems in the market:** - The first, is that today's millennial women love brand names, however they're brand agnostic to which of the hundred brands they see in stores and online. The second is that brands and licensors on the other hand struggle with recouping costs of unsold inventory."

"**Why do Brands love us?**  Simple, brands and licensors are often prohibited by their retail contracts from selling in-season handbags to other retailers that will advertise those same handbags at a discount. Since Ivory Clasp does not advertise which exact handbags its customers will receive, the brands and licensors are still capable of selling in-season handbags to Ivory Clasp nearly at cost. Therefore, brands and licensors can sell to Ivory Clasp to hit higher factory MOQ's and offload inventory, while customers receive discounted, but still in-season, handbags."

- Avi Zolty

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## Documents

Official filing on SEC.gov



Company documents



# About Ivory Clasp

Ivory Clasp

Jul 2016

Delaware Corporation

9

[http://www.ivoryclasp.com](http://www.ivoryclasp.com)




Los Angeles
7th St
110
S Union Ave
FIGat7th
Pershing Square
E 3rd St
E 5th St
PICO-UNION
STAPLES Center
DOWNTOWN
E 8th St
E 9th St
Hill St
Alameda St
7th St
110

833 South Spring Street Suite 208 , Los Angeles, CA

---

# Ivory Clasp team

Everyone helping build Ivory Clasp, not limited to employees



## Avi Zolty
### Co Founder

Avi is a YC alumni known for founding SKURT and BEATDECK. Along with his business acumen, he brings his expertise from his role in paid aquisition at Le Tote to provide overall company strategy.



## Sean Rimokh
### Co Founder

Sean is a grad from Boston University with a degree in entrepreneurship and supply chain management. He ran business development for his family's company, Signal Brands, one of the largest handbag licensee companies in the US.



## Justin Gloston
### Head of Creative

Justin has over 10 years of industry experience in fashion. A designer specializing in handbags and small leather goods, he has worked with many major fashion companies ranging from Luxury to Fast Fashion.



## Nova Zekofsky
### Head of Social Media

A premiere industry makeup artist in Los Angeles, Nova brings aboard her expertise in social and digital media. With an ever expanding social media and industry contact base, she is a social butterfly to be reckoned with.



## Joe Combs
### Chief Technology Officer

Joe is a seasoned engineer with three years of domain experience in the fashion industry. Previously he was the Senior Software Engineer for fashion rental company Le Tote in San Francisco. Joe is an avid Rubyist and fan of React and Webpack.



**Savannah Johnson**

Head of Customer Experience



**Johnathon Olmedo**

Head of Warehouse



**Sarah Hoopes**

Lead Stylist



**Holly Geozalian**

Product Development



**Carly Marsh**

Customer Experience



**Alexzander Rosa**

Lead Artist



**Javier Sandoval**

Graphic Designer



**Eric Armenta**

Fulfillment



**Jack Rimokh**

Business Advisor



**Yasmine Parrish**

PR Advisor



**Bryce Hoopes**

Head of Office Morale

13 more team members

# Press

Article URL                                        **Add press**

### Yep, there's now a subscription handbag service: Ivory Clasp

TC **TechCrunch · Aug 2, 2017**

There are subscription services for clothes, shoes, accessories, makeup, and even tampons, so why not one for handbags? That's the premis...

## Mother's Day Steals and Deals (5/3/17)

WPTV · May 3, 2017

Don't forget - Mother's Day is just a couple of weeks away and we are getting you ready for mom's big day. Christina Nicholson / MascaraM...

## This personality test delivers you the perfect handbag

WGN Radio - 720 AM · Apr 26, 2017

Ivory Clasp Co-Founders Avi Zolty and Sean Rimokh match seasonal, stylish handbags with your personality. Their model is built on a month...

## Monthly Handbag Service Among 5 Startups in Latest Gener8tor Class | Xconomy

Xconomy · Apr 18, 2017

The list of products that businesses are now shipping to customers on a periodic basis as part of a subscription service seems to be gett...

### Ivory Clasp: It's All About the Bags

Cratejoy Subscription Box Marketplace · Nov 29, 2016

Avi Zolty, former founder of Beatdeck and Skurt Inc., and Sean Rimokh, Head of Business Development at Signal Products, launched Ivory Cl...

# FAQ

## What is Ivory Clasp?

We are a handbag subscription company that delivers on-trend brand name handbags directly to your doorstep for only either $49/month or quarterly.

Still have questions? Check the discussion section.

# Risks

We were incorporated under the laws of Delaware on March 6, 2017 upon the acquisition of Ivory Clasp, LLC. Accordingly, our current operating company has a limited history upon which an evaluation of our prospects and future performance can be made. Our operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the CompanyÕs business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

# Discussion

The discussion will appear here.

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